SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 07, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

Brasil Telecom Clarifies Bovespa’s Inquiry

In compliance with the request made by Bovespa – São Paulo Stock Exchange (Bolsa de Valores de São Paulo), in notice dated April 07, 2006, as transcribed below:

“On 04/07/2006 by Investnews – an agency for Gazeta Mercantil disclosed, among other news, that Brasil Telecom’s EBITDA margin should be approximately 33% in 2006.

We request clarifications regarding the referred news, as well as other information considered important.”

Brasil Telecom S.A. (“Company”) clarifies that, in the APIMEC meeting held on December 19, 2005, the Company disclosed its guidance for 2006. According to presentation available in the Company’s web site and filed with Bovespa and CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) via IPE System, the Company’s EBITDA margin should remain stable or be slightly lower than the one presented in the previous year, considering the negative impact incurring from the mobile operations.

Furthermore, the Company clarifies that such guidance excludes the extraordinary provisions booked in the 2nd semester of 2005.

The Company is available for any clarifications that shall be made necessary.

Brasília, April 7, 2006.

Charles Laganá Putz
Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:April 07, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer